EXHIBIT 4.1

(ON STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES LETTERHEAD)


November 25, 1996


John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, IL 60606


RE:--Nuveen Tax-Free Unit Trust, Series 902


Gentlemen:


    This is in response to your requests regarding the above-captioned fund which consists of separate underlying unit investment trusts (the "trusts"), SEC file # 333-15071.


    We have reviewed the information presented to us and have assigned a "AAA" rating to the units of each insured trust and a "AAA" rating to the securities contained in each insured trust. The ratings are direct reflections of the portfolio of each insured trust, which will be composed solely of securities covered by bond insurance policies that insure against default in the payment of principal and interest on the securities contained in each insured trust for as long as they remain outstanding. We understand that the bonds described in the prospectus are the same as those in the attached list. Since such policies have been issued by MBIA which has been assigned a 'AAA' claims paying ability rating by S&P, S&P has assigned a "AAA" rating to the units of each insured trust and a "AAA" rating to the securities contained in each insured trust.

    Standard & Poor's will maintain surveillance on the "AAA" rating until thirteen months from the initial Date of Deposit. On this date the rating will be automatically withdrawn by Standard & Poor's unless a post effective letter is requested by the trust.

    You have permission to use the name of Standard & Poor's, a Division of The McGraw-Hill Companies and the above-assigned rating in connection with your dissemination of information relating to the insured trusts provided that it is understood that the ratings are not "market" ratings nor recommendations to buy, hold or sell the units of the insured trusts or the securities contained in the insured trusts. Further, it should be understood the rating on the units of each insured trust does not take into account the extent to which the trust's expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. S&P reserves the right to advise its own clients, subscribers, and the public of the ratings. S&P relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. S&P does not independently verify the truth or accuracy of any such information.

    This letter evidences our consent to the use of the name of Standard & Poor's, a Division of The McGraw-Hill Companies in connection with the rating assigned to the units of each insured trust in the registration statement or prospectus relating to the units and the trusts. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's, a Division of The McGraw-Hill Companies in connection with the ratings assigned to the securities contained in the insured trusts. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

    Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable amount of time after the closing or should they not conform to the certification received by us, we reserve the right to nullify the ratings.

Very truly yours,

STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES

By Sanford Bragg